EXHIBIT 99.1

Brookfield to Acquire the Lottery Business of Scientific Games Corporation

BROOKFIELD, NEWS, Oct. 27, 2021 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE:BBU) (TSX:BBU.UN) ("Brookfield Business Partners") together with institutional partners (collectively “Brookfield”) today announced an agreement to acquire Scientific Games Corporation’s global lottery services and technology business (“Scientific Games Lottery” or “the Business”) for approximately $5.8 billion.

With innovative capabilities in game design, production, distribution, systems and terminals, and turnkey technology solutions, Scientific Games Lottery has long-term relationships with approximately 130 lottery entities in over 50 countries. The Business is deeply integrated across the lottery ecosystem as an essential service provider to global lottery programs which represent a critical and growing source of funding for governments around the world.

“We are pleased to continue to grow our business with the acquisition of a market leader and essential service provider to governments around the world,” said David Nowak, Managing Partner, Brookfield Business Partners. “We look forward to partnering with management and bringing our global scale and capabilities to support Scientific Games Lottery’s future growth.”

Investment Highlights

  Strong market position. Scientific Games Lottery is a market leader supplying products, services and technology to leading lotteries around the world. The breadth of its product offering, scale and differentiated service offerings contribute to long-standing partnerships with its customer base.

  Durable financial performance. The Business operates in a resilient industry, with favorable margins and low ongoing capital requirements. Its recurring revenue base is driven by a clear value proposition, strong customer relationships and contracts with high renewal rates.

  Favorable market dynamics. Scientific Games Lottery is well positioned to meet strict regulatory frameworks and oversight which require high standards of service and security.

  Opportunities for growth. The Business has access to multiple levers to drive future revenue growth, including expansion of service offerings to existing customers, participation in expected digital growth and new customer acquisition.

Funding

Brookfield’s investment will be funded with approximately $2.6 billion of equity.

Brookfield Business Partners intends to fund approximately 30% of the equity on closing from existing liquidity on-hand and capital which will be raised from internal initiatives currently underway. Brookfield Business Partners also recently increased the availability on its credit facilities by $500 million to maintain a strong corporate liquidity position.

The balance of the equity investment is expected to be funded by institutional partners. Prior to or following closing, a portion of Brookfield Business Partners' commitment may be syndicated to other institutional investors.

Transaction Process

Closing of the transaction remains subject to customary closing conditions including regulatory approvals. Closing is expected in the second quarter of 2022.

Advisors

Financing will be led by a syndicate of banks including Barclays, Deutsche Bank Securities, BNP Paribas, Credit Agricole Corporate and Investment Bank, Macquarie Capital and RBC Capital Markets. Cleary Gottlieb Steen & Hamilton LLP is acting as legal advisor to Brookfield.

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management, a leading global alternative asset manager with over $625 billion of assets under management. More information is available at www.brookfield.com.

Brookfield Business Partners is listed on the New York and Toronto stock exchanges. For more important information, please visit our website at https://bbu.brookfield.com.

For more information, please contact:

Investor Relations Alan Fleming Tel: +1 (416) 645 2736 Email: alan.fleming@brookfield.com	Media Sebastien Bouchard Tel: +1 (416) 943-7937 Email: sebastien.bouchard@brookfield.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; including as a result of the ongoing novel coronavirus pandemic (“COVID-19”); the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes; hurricanes and pandemics/epidemics; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

In addition, our future results may be impacted by various government mandated economic restrictions resulting from the ongoing COVID-19 pandemic and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may negatively impact our revenues, affect our ability to identify and complete future transactions, impact our liquidity position and result in a decrease of cash flows and impairment losses and/or revaluations on our investments and assets, and therefore we may be unable to achieve our expected returns. See “Risks Associated with the COVID-19 Pandemic” in the “Risks Factors” section included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 20-F for the year ended December 31, 2020.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.